Exhibit (a)(11)

     Hart-Scott-Rodino waiting period expires

     Amsterdam, May 21, 1999 - Getronics NV announces today that the waiting period under the United States Hart-Scott-Rodino Antitrust Improvements Act expired on May 19, 1999, with respect to its tender offer for all outstanding common shares, warrants, options and other equity instruments of Wang Global. Getronics' tender offer for Wang Global is currently scheduled to expire on Monday, June 7, 1999 at 12:00 Eastern Daylight time.

     Getronics is one of the largest European ICT services companies with currently 12,500 employees and in 1998 net sales of Euro 1.6 billion (Dfl. 3.5 billion). Getronics is listed on the Amsterdam Exchanges (GTN).

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For further information:
Getronics NV
Donauweg 10
1043 AJ Amsterdam
The Netherlands
Tel.: +31 20 586 1501
Fax.: +31 20 586 1568
www.Getronics.nl
I.R.M.@Getronics.nl